December 12, 2011

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   International Strategy and Investment ("ISI")
      ISI Family of Funds:
      ISI Strategy Fund, Inc.                         File No. 333-31127
      Managed Municipal Fund, Inc.                    File No. 033-32819
      North American Government Bond Fund, Inc.       File No. 033-53598
      Total Return US Treasury Fund, Inc.             File No. 033-12179

Ladies and Gentlemen:

ISI Strategy Fund, Inc. ("Strategy"), Managed Municipal Fund, Inc. ("Managed Municipal"), North American Government Bond Fund, Inc. ("North American") and Total Return US Treasury Fund, Inc. ("Total Return"), (collectively the "Funds"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provide the following in connection with the Funds' fidelity bond:

      1.    A copy of the fidelity bond (the "Bond") (attached as EX99-1).

      2. A copy of the resolutions approving the Bond, which were adopted by the Board of Directors of each of the Funds, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Funds (attached as EX99-2).

      3. A copy of a joint insured agreement entered into as of September 22, 2011, pursuant to paragraph (f) of Rule 17g-1 (attached as EX99-3).

Premiums have been paid through the policy for a one-year period ending on November 1, 2012. The amount of the single insured bond that each Fund would have provided and maintained had it not been named as an insured under a joint insured bond is $450,000 (Total Return), $525,000 (Managed Municipal), $525,000 (North American), and $400,000 (Strategy).

Please contact the undersigned at 617-662-1742 if you have any questions concerning this filing.

Sincerely,

/s/ David James
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David James
Assistant Secretary